MAIL STOP 3561

June 17, 2008

Mr. Leo Mentzelopoulos, President
Cavalier Holdings, Inc.
2808 East North Street
Suite 27
Greenville, SC 29615

> **Re:** **Cavalier Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 10, 2008**
> **File No. 000-52531**

Dear Mr. Mentzelopoulos:

We issued comments to you on the above captioned filing on April 14, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 27, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 27, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3832 if you have any questions.

Sincerely,

Joshua Thomas
Staff Accountant
Office of Beverages, Apparel and
Health Care Services